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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                          For the month of June , 2002

                            MAGNA INTERNATIONAL INC.
             (Exact name of Registrant as specified in its Charter)

                    337 Magna Drive, Aurora, Ontario L4G 7K1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F ____           Form 40-F   XX
                                                    ------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes _____                  No   XX
                                               ------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.]

         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  MAGNA INTERNATIONAL INC. (Registrant)



                                  By:       /s/ J. Brian Colburn
                                     ----------------------------------------
                                     J. Brian Colburn
                                     Executive Vice-President, Special Projects
                                     and Secretary


Date:   June 25, 2002



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                                    EXHIBITS


Exhibit 1 Press release issued June 25, 2002 in which the Registrant and Donnelly Corporation jointly announced that they have entered into a definitive merger agreement pursuant to which Donnelly will become a wholly-owned subsidiary of Magna following the receipt of approval of the shareholders of Donnelly Corporation and subject to antitrust and other approvals.

Exhibit 2 Material Change report on Form 27 under The Securities Act (Ontario) dated June 25, 2002 with respect to a press release dated June 25, 2002 issued jointly by the Registrant and Donnelly Corporation announcing that they have entered into a definitive merger agreement pursuant to which Donnelly will become a wholly-owned subsidiary of Magna following the receipt of the approval of the shareholders of Donnelly Corporation and subject to antitrust and other approvals. Certain Class A and Class B shareholders of Donnelly Corporation representing approximately 72% of the total votes eligible to be cast at the shareholders meeting have agreed to vote their shares in favour of the transaction. The transaction is structured as a merger of a wholly-owned subsidiary of Magna into Donnelly in which Donnelly Class A and Class B shareholders will receive Magna Class A Subordinate Voting shares with a value of U.S. $28 per Donnelly share, provided Magna shares are trading within the range of U.S. $61 and U.S. $80 per share. The purchase price represents total consideration of approximately U.S.$320 million plus the assumption of approximately U.S.$95 million of interest-bearing debt.